Exhibit 99.1

Vitru Limited

(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

________________________________________________________________________________

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032-005, Brazil and virtually on August 4, 2022 at 11:00 am (São Paulo time).

The AGM will be held at the offices of the Company in accordance with Cayman Islands law, but we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form. The Company will also be hosting the meeting live via the Internet. To attend the meeting via the Internet as a shareholder, please visit https://web.lumiagm.com/224321184 and be sure to have the password and control number indicated on your proxy card available. If you wish to attend the meeting as a guest, please visit https://web.lumiagm.com/224321184 and follow the instructions provided to attend as a guest (note that participants joining via this method will be logged as observers and will not have the ability to vote or participate).

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	to resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2021 be approved and ratified;

2	to resolve, as an ordinary resolution, to re-elect as members of the Board of Directors of the Company: (i) Ms. Aline San Lee Sun (as an independent member of the board of directors); (ii) Mr. Carlos Eduardo Martins e Silva; (iii) Ms. Claudia Jordão Ribeiro Pagnano (as an independent member of the board of directors); (iv) Mr. Edson Gustavo Georgette Peli; (v) Mr. Fernando Cezar Dantas Porfírio Borges; (vi) Mr. Lywal Salles Filho; and (vii) Mr. Rivadávia Correa Drummond de Alvarenga Neto (as an independent member of the board of directors); and

3	to resolve, as an ordinary resolution, to elect as members of the Board of Directors of the Company: (i) Mr. Wilson de Matos Silva; and (ii) Mr. Weslley Kendrick Silva.

Their respective profiles are included in the Schedule to this Notice.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on June 27, 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By order of the Board

/s/ Claudia Jordão Ribeiro Pagnano

Name: Claudia Jordão Ribeiro Pagnano

Title: Director

Dated: June 30, 2022

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for the Vitru Limited Shareholder

Meeting to be Held on August 4, 2022

Our proxy statement and our 2021 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.vitru.com.br/ and on the SEC’s website at https://www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

4	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

5	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, a quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

Aline San Lee Sun is an independent member of our board of directors, a position she has held since October 12, 2021. Mrs. Sun has over 30 years of experience in financial markets, including being the co-founder and chief executive officer of Guide Investimentos from 2013 to 2020. She was also a consultant at Pacífico Asset Management from 2011 to 2013, a superintendent in the asset management team at Itaú Unibanco from 2009 to 2011 and at Unibanco from 2004 to 2009, a senior product manager at Bank Boston from 2000 to 2004, a senior trader at Banco BBM in Rio de Janeiro and at BBM Securities in New York from 1996 to 1999, and a trader at Banco Icatu S.A. from 1993 to 1996. She has a bachelor’s degree in business economics from the Pontifícia Universidade Católica do Rio de Janeiro, a Certificate of Special Studies in Administration Management at Harvard Business School, and a certificate from the Advanced Boardroom Program for Women at Saint Paul Escola de Negócios.

Carlos Eduardo Martins e Silva is a member of our board of directors, a position he has held since July 13, 2021. Mr. Martins e Silva is a partner at Vinci Partners where he focuses on private equity. He has actively participated in the raising, investing, monitoring and divestment of three private equity funds that together invested a total of U.S.$1.6 billion in more than 30 companies. He has served on the boards of directors or fiscal councils of Cemar, Ceagro, Los Grobo, Burger King, Vitru, Uniasselvi, Domino’s, Grupo CURA and Vero. Since 2021 he has also been a member of the deliberative council of the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity & Venture Capital — ABVCAP). He has also held executive positions at portfolio companies of Vinci Partners, including serving as the chief financial officer Sollus and Los Grobo, and as the chief executive officer of Uniasselvi (on an interim basis) and Domino’s between 2018 and 2020. Before joining Vinci Partners, Mr. Martins e Silva was an equity research analyst at Credit Suisse where he participated in several initial public offerings between 2006 and 2007. Previously, he worked as an equity analyst at Banco Modal. He holds a bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro and from the Università degli Studi di Bologna.

Claudia Jordão Ribeiro Pagnano is an independent member of our board of directors, a position she has held since September 2, 2020. Ms. Pagnano has been an independent member of the board of directors of Vix Logistica SA serving their board, audit committee, ESG and people committee and market committee. She also acts as an independent member of the board at Brado Logistica, a company which is part of Grupo COSAN in Brazil. She is also a consulting member of Security SA and a pro bono member of Cruz Vermelha do Brasil – São Paulo Chapter, the largest nonprofit humanitarian organization in the world. Ms. Pagnano is also one of the nine founders of WCD (Women Corporate Directors), Brazil chapter, a non-profit foundation that aims to increase the participation of women in positions of boards of directors. Prior to that, she was Chief Executive Officer at Abrakidabra, Chief Commercial Officer at Gol Linhas Aéreas, Managing Director of the Brazilian Division of Brazil Foods-BRF, Chief Marketing Officer and Private Label Vice-President of Grupo Pão de Açucar, Chief Marketing Officer at BankBoston and Unibanco, Consumer Films Business Director for Brazil and Latin America at Eastman Kodak Company and Marketing Category Director at Colgate Palmolive. Ms. Pagnano holds a bachelor’s degree in Communication and Marketing from Escola Superior de Propaganda e Marketing, including extension courses in Finance from Fundação Getúlio Vargas (FGV) and has also received a certificate in Digital Transformation & Innovation from the University of California, Berkeley in 2018.

Edson Gustavo Georgette Peli is a member since September 2, 2020 and has served as the Chairman of our board of directors since July 13, 2021. Mr. Peli has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. In addition to our company, Mr. Peli currently serves on the boards of directors of Ri Happy Brinquedos S.A. Mr. Peli was also a Managing Director at The Carlyle Group, based in São Paulo, Brazil, focusing on buyout investment opportunities primarily in Brazil and other selected South American countries. Mr. Peli joined The Carlyle Group in 2008 and was involved in investing and managing over U.S.$1.5 billion in equity investments in the healthcare, consumer and retail, and education sectors. Mr. Peli stayed with The Carlyle Group until its operations in Brazil were acquired by SPX Capital in May 2021, where he is currently a Partner. Prior to joining The Carlyle Group, Mr. Peli worked in investment banking at Credit Suisse Brasil S.A., or Credit Suisse Brazil, from December 2004 to January 2008, where he was involved in mergers and acquisitions and capital markets, having participated in over 30 completed transactions across several sectors. Prior to his time at Credit Suisse Brazil, Mr. Peli worked in credit risk at Banco Citibank S.A., or Citi Brazil, from February 2004 to December 2004. Mr. Peli holds a bachelor of science degree in Business Administration from Escola de Administração de Empresas de São Paulo/Fundação Getulio Vargas with a specialization program in Corporate Finance and Capital Markets at the University of Texas at Austin.

Fernando Cezar Dantas Porfírio Borges is a member of our board of directors, a position he has held since September 2, 2020. Mr. Borges has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. In addition to our company, Mr. Borges currently serves on the boards of directors of Ri-Happy Brinquedos S.A., Estok Comércio e Participações Ltda., or Tok & Stok, USS Soluções Gerenciadas S.A. and Grupo Madero and is Vice Chairman of the board of directors of the Brazilian Association of Private Equity & Venture Capital, or ABVCAP, a member of the board of EMPEA—Emerging Market Private Equity Association and of LAVCA – Latin American Private Equity & Venture Capital Association. Mr. Borges was also a managing Director and head of the Carlyle Group’s South American buyout group focused on private equity investment opportunities in South America. He joined The Carlyle Group in 2007 and was involved in The Carlyle Group’s investments in portfolio companies in Brazil. Mr. Borges stayed with The Carlyle Group until its operations in Brazil were acquired by SPX Capital in May 2021 where he is currently a Partner. Prior to joining The Carlyle Group, Mr. Borges was a managing director at AIG Capital Partners and chief executive officer of AIG Capital Investments do Brasil, being responsible for managing AIG’s private equity activities in Brazil. Prior to his time at the AIG Capital Group, Mr. Borges was a director of Bozano, Simonsen’s private equity division, where he was responsible for managing a private equity fund sponsored by Bozano, Simonsen Group and Advent International. Cumulatively, Mr. Borges has 18 years of private equity experience in Brazil, having participated in more than 20 transactions in the region. Mr. Borges holds a graduate degree from the Bologna Center of the School of Advanced International Studies of Johns Hopkins University and a bachelor of the arts degree in international relations from Universidade de Brasilia.

Lywal Salles Filho is a member of the board of directors a position he has held since September 2, 2020, and of the strategic committee of Vinci Partners. Mr. Salles Filho has previously served on the board of directors of Vitru Brasil, a position he has held since October 2015. He is also one of the directors of ANBIMA and sits on the board of Cecrisa S.A. Between 2010 and 2013, he was Chairman and Chief Executive Officer of UBS AG for Brazil. Prior to that, he was Senior Managing Director of Itaú Unibanco S.A. in charge of its domestic and international Private Bank businesses and led the investment product committee of the Capital Market Sector. He was also the Chairman of the board of Banco Itaú International and of Itaú Securities in the U.S., and Chief Executive Officer of Banco Itaú (Suisse) in Zurich. Mr. Lywal held also several senior positions at Citibank N.A., in the US and in Brazil including being the Latin America Regional CEO of the Affluent Client Segment. Previously, he spent 15 years at The Chase Manhattan Bank N.A in Hong Kong, the U.S. and in Latin America. He has a B.S. in economics and a Postgraduate certificate in Economics Engineering, both from Universidade Federal do Rio de Janeiro. He also has a M.S. degree in Administration from Syracuse University, New York.

Rivadávia Correa Drummond de Alvarenga Neto is an independent member of our board of directors, a position he has held since September 2, 2020. Dr. Drummond is Clinical Assistant Professor at the W. P. Carey School of Business at Arizona State University, Faculty Lead for Arizona State University’s new M.S. degree in Innovation & Venture Development. Prior to joining the W. P. Carey School of Business at Arizona State University, Dr. Drummond was an original partner and board member of the Anima Educational Group Brazil, he was a Visiting Associate Professor at the Hong Kong Polytechnic University and The University of Hong Kong, Hong Kong, SAR, China. Dr. Drummond is also founding partner and Executive Director of Rivadavia & Associates. Dr. Drummond was a post-doctoral fellow and visiting scholar at the University of Toronto, Canada, in 2009, holds (i) a PhD in Information Studies, I-School from the Federal University of Minas Gerais (UFMG), in which he had his PhD Dissertation nominated for the award “Best Brazilian Dissertation in the field,” (ii) a MSc in Information Studies, I-School, from the Federal University of Minas Gerais (UFMG), (iii) an MBA in International Business, from the Catholic University of Minas Gerais and (iv) a bachelor’s degree in Business from the Federal University of Minas Gerais.

Wilson de Matos Silva is a founder and former dean of Unicesumar. He was also a founder of the educational group Colégio Objetivo – Unidade Maringá. Prior to this, Mr. de Matos Silva was a University Professor at the state university of Universidade Estadual de Maringá-PR and at Universidade Paranaense. Mr. de Matos Silva has a bachelor’s degree in mathematics from Universidade Federal de Santa Catarina as well as a specialization in advanced calculus from Universidade Estadual de Londrina.

Weslley Kendrick Silva is the former Head of Institutional Relations at Unicesumar. Mr. Kendrick Silva has a law degree from Unicesumar, as well as a post-graduate degree in marketing. In addition, Mr. Kendrick Silva has a post-graduate degree in strategic management of third-party organizations from Faculdade Cidade Verde and a master’s degree in leadership from Southeastern University.